SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 21, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF BOARD OF DIRECTORS’ MEETING
HELD ON JULY 16, 2009

Date, time and place: July 16, 2009, at 9 AM, at the Company headquarters, at Av. Jurandir, 856, 3º andar, City of São Paulo, State of São Paulo. Quorum: All members of the Board of Directors were present. Meeting panel: Chairwoman, Maria Cláudia Oliveira Amaro and Secretary, Fabiana Borges Vilhena. Agenda: approve (i) the vote to be cast by the Company, in the condition of sole shareholder, at the Extraordinary Shareholders’ Meeting of TAM Linhas Aéreas S/A, to be held today, at 12h30 noon, in order to approve the terms and conditions of the 1st issue of simple, non-convertible, guaranteed debentures, in a single series, for public distribution with limited placement efforts, under CVM Instruction 476, of January 16, 2009 (“Debentures”), and (ii) provision of fidejussionary guarantee to the Debenture holders. Resolutions: The following resolutions were taken by unanimous vote of the Board members: (i) Approve the favorable vote on the issue of Debentures to be cast by the Company, in the condition of sole shareholder, at the Extraordinary Shareholders Meeting of company TAM Linhas Aéreas S/A, to be held today at 12h30 noon, of which the agenda includes the following matter: “Approve the terms and conditions of the 1st issue of simple, non-convertible, guaranteed Company debentures, in a single series, for public distribution with limited placement efforts, under CVM Instruction 476, of January 16, 2009 (“Debentures”), under the terms and conditions described below (“Issue”)”, and (ii) Approve the provision of fidejussionary guarantee to the Debenture holders, to ensure the accurate, timely payment of the Debentures, as well as explicit waiver of benefits of order, rights and discharge abilities of any type provided for in articles 366, 827, 834, 835, 836, 837, 838 and 839 of the Civil Code, and article 595 of the Code of Civil Procedure.

Closing: As no other subject matter was part of the agenda, the session was closed and the present minutes were drawn in summary form, read and signed by all present. São Paulo, July 16, 2009. (/s/) Maria Cláudia Oliveira Amaro – Chairwoman and Fabiana Borges Vilhena – Secretary. Members of the Board: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Adalberto de Moraes Schettert, Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Pullen Parente, Waldemar Verdi Júnior and Alexandre Gonçalves Silva. This certificate is a conformed copy of the minutes drawn on the appropriate book.

______________________________________________________________________
This certificate is a conformed copy of the minutes drawn on the appropriate book.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.